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3/16/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GREENWICH FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 WEST PUTNAM AVE.
(No. and Street)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C.

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM FREY (203) 862-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&H CERTIFIED PUBLIC ACCOUNTANTS, LLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

GREENWICH FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, William Frey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Greenwich Financial Services, LLC (Company) at December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

William Frey, President

Sworn and subscribed to before me this 26 day of February, 2004.

exp 3/06

GREENWICH FINANCIAL SERVICES, L.L.C.
(SEC I.D. No. 8-48571)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
Greenwich Financial Services, L.L.C.

We have audited the accompanying balance sheet of Greenwich Financial Services, L.L.C. as of December 31, 2003 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Financial Services, L.L.C. at December 31, 2003, and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&H CPA's LLC

New York, NY
February 11, 2004

GREENWICH FINANCIAL SERVICES, L.L.C.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$	12,125
Receivable from broker/dealers		125,958
Clearing deposit		402,455
Prepaid expenses		4,182
Security deposit		11,401
Investments, at cost		58,000
Employee advances		6,000
Total Assets	$	620,121

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	25,567
Contingencies		-
Members' equity		594,554
Total Liabilities and Members' Equity	$	620,121

See accompanying notes.

GREENWICH FINANCIAL SERVICES, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues - Commissions	$ 7,125,522
Costs and Expenses:	
Salaries and related taxes	1,585,643
Contribution	3,000
Clearing expenses	725,233
Rent	50,708
Quote services	20,004
Professional fees	127,693
Telephone	14,113
Regulatory fees	6,173
Insurance	7,892
Marketing and promotion	215,417
Depreciation	328
Office supplies and expenses	74,750
Repairs	2,854
Other	3,065
Total Costs and Expenses	2,836,874
Operating income	4,288,648
Interest income	22,344
Net income	$ 4,310,992

See accompanying notes.

GREENWICH FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net income	$ 4,310,992
Adjustment to reconcile net income	
to net cash provided by operating activities:	
Depreciation	328
Decrease in receivable from broker/dealer	573,412
(Increase) in clearing deposit	(1,839)
(Increase) in prepaid expenses	(121)
Increase in accounts payable and accrued expenses	13,967
Net Cash Provided By Operating Activities	4,896,739
Cash Flows From Investing Activities	
Decrease in investments, at cost	46,100
(Increase) in investments, at cost	(58,000)
Net Cash (Used) By Investing Activities	(11,900)
Cash Flows from Financing Activities:	
Members' withdrawals	(4,937,210)
Net Cash (Used) By Financing Activities	(4,937,210)
Net (Decrease) In Cash	(52,371)
Cash, beginning of year	64,496
Cash, end of year	$ 12,125

See accompanying notes.

GREENWICH FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Total Members' Equity
Balance, January 1, 2003	$ 1,220,772
Withdrawals	(4,937,210)
Net income	4,310,992
Balance, December 31, 2003	$ 594,554

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Greenwich Financial Services, L.L.C. (Company) was formed in the State of Delaware on August 9, 1995, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Bear, Stearns Securities Corp. (BSSC), securities transactions of the Company are cleared through BSSC and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by BSSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared using the accrual method of accounting.

Securities Transactions
Customers' transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Proprietary securities transactions are recorded on a trade date basis.

Investments are valued at cost.

Revenues
Profits and losses from trading activities and commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes
The Company is a limited liability Company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $514,971, which was in excess of its required net capital of $100,000.

4. LEASES

The Company leases office space on a five-year lease expiring April 30, 2004, which has been extended to April 30, 2005. Rental payments were $50,700 in 2003, and are expected to be approximately $51,000 in 2004 and $17,000 in 2005.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

GREENWICH FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:		
Total members' equity		$ 594,554
Deductions and/or charges:		
Non-allowable assets:		
Security deposits	11,401	
Prepaid expenses	4,182	
Investments-art	58,000	
Employee advances	6,000	79,583
Net capital before haircuts on securities positions		514,971
Haircuts on securities positions		-
Net Capital		$ 514,971
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		$ 25,567
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 100,000
Excess net capital		$ 414,971

The above computation does not differ materially from the December 31, 2003 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA primarily because the Company incorrectly reduced its net capital by its minimum net capital required.

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Greenwich Financial Services, L.L.C.

In planning and performing our audit of the financial statements and supplementary information of Greenwich Financial Services, L.L.C. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB+H CPA'S, LLC

New York, NY
February 11, 2004

VB&H
Certified Public Accountants, LLC